SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

4Q09

Results Release

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São Paulo, March 31, 2010 – (BOVESPA:TAMM4, NYSE: TAM) We present our results for the forth quarter of 2009 (4Q09). The operating and financial information, except when indicated otherwise, are presented based on consolidated number and in Reais (R$), according to the Brazilian accounting principles, BR GAAP, law 11,638 and international accounting principles, IFRS (International Financing Reporting Standards – issued by IASB). Throughout the document, a few explanations intend to clarify significant differences between the BR GAAP and the accounting principles according to the IFRS.

Highlights

We observed important events in the history of our company in the fourth quarter of 2009 and first mounths of 2010:

Continuing in our process to turn into a multibusiness aviation group, on October 2009, Multiplus Fidelidade became an independent company and in February 2010, we conducted its IPO, raising a total amount of R$692 million. Thus the company became the first loyalty program to join the São Paulo Stock Exchange (BOVESPA). Find in the end of this document an attachement with 2009 Multiplus’ financial statement.

Confident with the Brazilian economy growth over the next few years, we aquired Pantanal Linhas Aéreas, an airline company that flighs to medium-sized cities in the States of São Paulo, Minas Gerais and Paraná from Congonhas Airport (SP). The acquisition of Pantanal by R$ 13 million, annouced in December and approved by ANAC (National Agency for Civil Aviation) in March has a great estratigic value, because gives us the opportunity to serve these markets with the same “TAM’s way of flying”. Pantanal transported about 260 thousand passengers with revenues around R$ 52 milion in 2009, owning 5 aircraft ATR-42, of which 3 were operational. Our plans intend to maintain the served destinations and to increase the companie’s network in the following years.

As part of the process of join the Star Alliance, on November 14, 2009, we changed our reservation, ticketing and inventory system. On March 4, 2010 we finalized the migration of the check-in system and Amadeus Altea CMS has became our standard platform. Together with the process of integration on Star Aliance, we announced agreement with Brussels Airlines and US Airways, allowing the members of the TAM Fidelidade program to accrual and redeem points in flights operated by those companies.

We achieved IOSA (IATA Operational Safety Audit) registration renewal, which is valid until January 2012 for TAM Linhas Aéreas and TAM Airlines, the latter with headquarters in Asuncion, Paraguay. This registration is the civil aviation industry’s most comprehensive and accepted international certificate on operational safety. The reassessment of IOSA registration has been granted to both airlines upon the completion of the audit carried out by ARGUS PROS, an independent organization accredited by IATA (International Air Transport Association). The process involved several areas from both companies, which accomplished about 940 requirements related to operational safety. TAM has maintained IOSA registration since January, 2007. The registration was validated by IATA in 2008 and once again, in January 2010.

Our Technological Center, a Maintenance, Repair and Overhaul (MRO) facility, has been certified by the Argentine National Civil Aviation Administration (ANAC) for the rendering of maintenance services on Airbus A318, A319 and A320 aircraft registered in that country, along with their components. With this new authorization, the company is strengthening its strategy of consolidating the MRO unit as an effective third-party service supplier. We are already certified by the aeronautical authorities of the United States (Federal Aviation Administration - FAA), Europe (European Aviation Safety Agency - EASA), Brazil (National Civil Aviation Agency - ANAC) and a number of countries in South America to carry out large scheduled maintenance operations (C and D Checks) on Airbus A318/319/A320/A321/A330 and Boeing 767, both its own fleet as well as those belonging to clients, besides Fokker-100 aircraft. We also have DIRMAB certification to conduct the checks on presidential aircraft, the Airbus ACJ (Airbus Corporate Jetliner). Moreover, it has approval for revision of more than 3,000 aeronautical components.

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In the beginnig of october 2009, we annouced that TAM Capital 2 Inc., which is wholly owned by TAM's subsidiary TAM Linhas Aéreas S.A., issued U$300 million in Senior Guaranteed Notes due 2020 (the "Bonds"). Interest on the bonds will be payable semi-annually at a rate of 9.5% per annum. TAM and TAM Linhas Aéreas S.A. will provide an irrevocable joint guarantee for TAM Capital 2's obligations under the Bonds. The net proceeds will be applied primarily for general corporate purposes. The proceeds of the Bonds will be used primarily for general corporate purposes.

We expanded our codeshare with TRIP Linhas Aéreas. With that partnership we are able to sell flights operated by TRIP, under the code JJ*, to the cities Bonito (MS), via Campo Grande (MS) and Lençóis (BA) and Petrolina (PE), via Salvador (SA). The two companies currently maintain a codeshare agreement for the operation of flights to 39 destinations within Brazil. We also expanded the flight codeshare agreement signed with LAN Argentina to offer more convenience and comfort for passengers that wish to travel between Brazil and Argentina.

On December 28, 2009 our Board of Directors confirmed the executive Líbano Miranda Barroso as Director President of TAM S.A. and TAM Linhas Aéreas. Barroso had previously earned the titles of interim president as well as Vice President of Finance, Management and IT since October 9, 2009.

On January 28, 2010 we paid interest on capital related to the period from 01/01/2009 to 09/30/2009 in the amount of R$ 0.156270 per share and related to the period from 10/01/2009 to 10/31/2009 in the amount of R$ 0.01018 per share. Besides, will also be proposed in our next Shareholders’ Meeting, the gross dividend payment amounting R$ 1.40976 per share.

We have been recognized by several institutions provided for excellence in our operations through different awards such as:

  Most Admired Brazilian Airline, from Carta Capital Magazine, where we lead the ranking of the business services sector

  Brazilian Top of Mind Airline from Folha, main brand award of the country. In 2009, we obtained our best result since this category was created (40% of the vote of the interviewees)

  South America´s Leading Airline, from World Travel Awards. For the second time in a row, we were elected for the award that is considered the "Oscars of the Travel Industry", this award establishes companies in the tourism, hospitality and aviation worldwide.

  An original study performed by the Corporate Governance Score area from Standard & Poor’s (S&P) ranked us among the top ten Brazilian companies in information transparency and disclosure (T&D).

  Best airline in South America and Central America by readers of US magazine Global Traveler, which is specialized in business tourism. It was the first time that we stayed at the top of the ranking, beating other airlines that operate the same routes.

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Market

Industry growth in the domestic and international markets

Total Domestic Market - Presented a growth in demand of 39% when comparing 4Q09 to 4Q08 and 23% growth in supply in the same period. Due to these facts, the load factor of the industry recorded an increase of 8.7 percentage points to 72.4% in 4Q09 versus 63.7% in 4Q08.

Total International Market - In the international market, we observed an increase in demand of 14% and an increase of 4% in supply, comparing 4Q09 to 4Q08. These factors led to an elevation in the load factor of 5.9 percentage points, from 68.5% to 74.4% in 4Q08 and 4Q09, respectively.

Financial Results – BR GAAP

All the values shown in the tables below are prepared in accordance with Brazilian accounting principles law 11,638 (BR GAAP) and were originally calculated in Brazilian Reais and are stated in millions and cents of Reais. Therefore, (i) the results of the sum and division of some amounts may not correspond to the total amounts shown due to rounding-up procedures; and (ii) the outcome of the percentage variation may diverge from the amounts shown in the tables below.

Main Financial and Operational Indicators

BRGAAP (In reais, except when indicated otherwise)	4Q09	4Q08	4Q09 vs 4Q08	3Q09	4Q09 vs 3Q09	Jan-Dec 2009	Jan-Dec 2008	Variation

Operational Income (millions)	2,543.7	2,921.1	-12.9%	2,419.1	5.2%	9,900.3	10,592.0	-6.5%
Total Operating Expenses (millions)	2,406.3	2,614.4	-8.0%	2,318.0	3.8%	9,564.3	9,894.5	-3.3%
EBIT (millions)	137.4	306.7	-55.2%	101.1	35.9%	336.0	697.6	-51.8%
EBIT Margin %	5.4	10.5	-5.1 p.p.	4.2	1.2 p.p.	3.4	6.6	-3.2 p.p.
EBITDA (millions)	252.8	426.8	-40.8%	247.8	2.0%	886.4	1,122.1	-21.0%
EBITDA Margin %	9.9	14.6	-4.7 p.p.	10.2	-0.3 p.p.	9.0	10.6	-1.6 p.p.
EBITDAR (millions)	364.3	530.1	-31.3%	377.1	-3.4%	1,436.2	1,565.5	-8.3%
EBITDAR Margin %	14.3	18.1	-3.8 p.p.	15.6	-1.3 p.p.	14.5	14.8	-0.3 p.p.
Net Income (millions)	143.9	-1,229.1	-	348.0	-58.6%	1,342.5	-1,509.7	-

Total RASK (cents)	15.2	19.2	-21.0%	15.0	0.9%	15.3	18.6	-17.5%
Domestic Scheduled RASK (cents)	13.4	17.0	-21.2%	13.1	2.0%	13.4	17.1	-21.5%
International Scheduled RASK (cents)	9.8	13.2	-25.9%	10.1	-2.9%	10.3	12.8	-19.1%
International Scheduled RASK (USD cents)	5.6	5.8	-2.9%	5.4	4.3%	5.2	7.0	-25.7%

Total Yield (cents)1	22.1	29.3	-24.4%	22.4	-1.2%	23.3	27.2	-14.2%
Domestic Scheduled Yield (cents)	20.7	27.6	-25.3%	21.0	-1.7%	21.9	26.7	-18.0%
International Scheduled Yield (cents)	13.0	18.2	-28.7%	13.6	-4.7%	14.2	16.9	-15.6%
International Scheduled Yield (USD cents)	7.5	8.0	-6.5%	7.3	2.1%	7.1	9.2	-22.5%

Load Factor %	71.4	68.3	3.1 p.p.	69.7	1.7 p.p.	68.2	71.0	-2.8 p.p.
Domestic Load Factor %	68.8	65.5	3.3 p.p.	66.6	2.2 p.p.	65.4	68.1	-2.7 p.p.
International Load Factor %	75.5	72.7	2.9 p.p.	74.1	1.4 p.p.	72.4	75.5	-3.1 p.p.

CASK (cents)	14.4	17.2	-16.5%	14.4	-0.3%	14.8	17.3	-14.7%
CASK excluding fuel (cents)	10.0	10.7	-6.0%	10.1	-0.2%	10.5	10.5	0.9%

CASK USD (cents)	8.3	7.6	9.5%	7.7	7.0%	7.4	9.4	-21.7%
CASK USD excluding fuel (cents)	5.8	4.7	23.2%	5.4	7.2%	5.3	5.7	-7.4%

Obs.: RASK is net of taxes and Yield is gross of taxes
1 Includes revenues from flights, cargo and others

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Income Statement – In million reais

	4Q09	4Q08	4Q09 vs 4Q08	3Q09	4Q09 vs 3Q09	Jan-Dec 2009	Jan-Dec 2008	Variation

Operational Income	2,646.0	3,039.1	-12.9%	2,511.9	5.3%	10,287.7	11,007.2	-6.5%
Flight Revenue	2,347.5	2,713.5	-13.5%	2,208.6	6.3%	9,088.9	9,994.2	-9.1%
Domestic	1,432.8	1,641.4	-12.7%	1,307.0	9.6%	5,468.6	6,162.5	-11.3%
International	639.8	793.7	-19.4%	663.5	-3.6%	2,684.0	2,822.6	-4.9%
Cargo	274.9	278.5	-1.3%	238.1	15.5%	936.3	1,009.1	-7.2%
Other operating sales and/or services revenue	298.5	325.6	-8.3%	303.4	-1.6%	1,198.8	1,013.1	18.3%
Sales deductions and taxes	(102.3)	(118.0)	-13.3%	(92.8)	10.2%	(387.4)	(415.2)	-6.7%

Net Operational Income	2,543.7	2,921.1	-12.9%	2,419.1	5.2%	9,900.3	10,592.0	-6.5%

Operational Expenses
Fuel	(724.9)	(990.9)	-26.8%	(701.3)	3.4%	(2,741.3)	(3,927.9)	-30.2%
Selling and marketing expenses	(263.1)	(261.3)	0.7%	(198.0)	32.9%	(866.0)	(988.6)	-12.4%
Aircraft, engine and equipment leasing	(111.4)	(103.3)	7.8%	(129.3)	-13.8%	(549.8)	(443.4)	24.0%
Personnel	(472.1)	(513.7)	-8.1%	(485.5)	-2.8%	(1,985.2)	(1,782.0)	11.4%
Maintenance and reviews (except personnel)	(151.3)	(161.0)	-6.0%	(139.5)	8.5%	(689.7)	(469.1)	47.0%
Outsourced services	(222.5)	(204.0)	9.1%	(175.6)	26.7%	(787.6)	(701.8)	12.2%
Landing, take-off and navigation charges	(141.4)	(149.0)	-5.1%	(142.8)	-1.0%	(585.9)	(495.4)	18.3%
Deprecciation and amortization	(115.4)	(120.1)	-3.9%	(146.7)	-21.3%	(550.4)	(424.5)	29.7%
Aircraft insurance	(16.0)	(11.9)	34.7%	(15.9)	0.5%	(63.7)	(47.8)	33.3%
Other	(188.2)	(99.3)	89.4%	(183.5)	2.5%	(744.8)	(614.0)	21.3%

Total of operational expenses	(2,406.3)	(2,614.4)	-8.0%	(2,318.0)	3.8%	(9,564.3)	(9,894.5)	-3.3%

EBIT	137.4	306.7	-55.2%	101.1	-35.9%	336.0	697.6	-51.8%

Financial income (expense)	93.4	(2,099.7)	-	406.3	-77.0%	1,688.1	(2,869.3)	-

Operating Income (loss)	230.8	(1,793.1)	-	507.4	-54.5%	2,024.1	(2,171.8)	-
Income tax and social contribution	(86.6)	565.0	-	(159.2)	-45.6%	(679.9)	663.0	-

Income (loss) before minority interest	144.1	(1,228.1)	-	348.2	-58.6%	1,344.2	(1,508.8)	-

Minority Interest	(0.2)	(1.0)	-77.9%	(0.2)	14.9%	(1.7)	(0.9)	93.7%

Net Income	143.9	(1,229.1)	-	348.0	-58.6%	1,342.5	(1,509.7)	-

Gross Revenue
Decrease of 12.9% in 4Q09 compared to 4Q08, reaching R$ 2,646.0 million, due to:

Domestic Revenue
Decreased 12.7% to R$ 1,432.8 million due to a reduction in scheduled yield of 25.3%, partially offset by a growth in demand in RPKs of 20.3% .

International Revenue
Decrease of 19.4% to R$ 639.8 million due to a decrease on yield in US dollars of 6.5%, combined with the appreciation of the real by 23.7% (period average), partially offset by an increase in demand in RPKs of 13.1%.

Cargo Revenue
Decrease of 1.3%, reaching R$ 274.9 million in an annual comparison, due to the impact of the slowdown in the global economy, but we can already see a strong quarterly recover, recording an increase of 15.5% comparing with 3Q09.

Other Revenues
Reduction of 8.3% to R$ 298.5 million due to a decrease in sales of the loyalty program, because of the impact of the appreciation of the real of 23.7% in the poits sold to the banks, witch are US dollar denominated, and partially offset by the 8.0% increase in the expired tickets.

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Main Revenue and Expenses – In real cents per ASK

	4Q09	4Q08	4Q09 vs 4Q08	3Q09	4Q09 vs 3Q09	Jan-Dec 2009	Jan-Dec 2008	Variation

Operational Income	15.80	19.99	-21.0%	15.62	1.1%	15.90	19.28	-17.6%
Flight Revenue	14.02	17.85	-21.5%	13.74	2.0%	14.04	17.51	-19.8%
Domestic	8.56	10.80	-20.8%	8.13	5.2%	8.45	10.79	-21.7%
International	3.82	5.22	-26.8%	4.13	-7.4%	4.15	4.94	-16.1%
Cargo	1.64	1.83	-10.4%	1.48	10.9%	1.45	1.77	-18.2%
Other operating sales and/or services revenues	1.78	2.14	-16.8%	1.89	-5.5%	1.85	1.77	4.4%
Sales deductions and taxes	(0.61)	(0.78)	-21.3%	(0.58)	5.8%	(0.60)	(0.73)	-17.7%

Net Operational Income (RASK)	15.19	19.22	-21.0%	15.05	0.9%	15.30	18.55	-17.5%

Operational Expenses
Fuel	(4.33)	(6.52)	-33.6%	(4.36)	-0.8%	(4.24)	(6.88)	-38.4%
Selling and marketing expenses	(1.57)	(1.72)	-8.6%	(1.23)	27.6%	(1.34)	(1.73)	-22.7%
Aircraft, engine and equipment leasings	(0.67)	(0.68)	-2.1%	(0.80)	-17.3%	(0.85)	(0.78)	9.4%
Personnel	(2.82)	(3.38)	-16.6%	(3.02)	-6.7%	(3.07)	(3.12)	-1.7%
Maintenance and reviews (except personnel)	(0.90)	(1.06)	-14.7%	(0.87)	4.1%	(1.07)	(0.82)	29.7%
Outsourced services	(1.33)	(1.34)	-1.0%	(1.09)	21.7%	(1.22)	(1.23)	-1.0%
Landing, take-off and navigation charges	(0.84)	(0.98)	-13.9%	(0.89)	-4.9%	(0.91)	(0.87)	4.3%
Deprecciation and amortization	(0.69)	(0.79)	-12.8%	(0.91)	-24.5%	(0.85)	(0.74)	14.4%
Aircraft insurance	(0.10)	(0.08)	22.2%	(0.10)	-3.5%	(0.10)	(0.08)	17.6%
Other	(1.12)	(0.65)	71.9%	(1.14)	-1.6%	(1.15)	(1.08)	7.0%

Total of Operational Expenses (CASK)	(14.37)	(17.20)	-16.5%	(14.42)	-0.3%	(14.78)	(17.33)	-14.7%

Spread (RASK - CASK)	0.82	2.02	-59.3%	0.63	30.4%	0.52	1.22	-57.5%

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Operational expenses
Decrease of 8.0% to R$ 2,406.3 million in 4Q09 compared to 4Q08, mainly due to fuel and personnel expenses. CASK decreased 16.5% to R$ 14.37 cents and CASK excluding fuel expenses decreased 6.0% to R$ 10.04 cents.

Fuel
Decrease of 26.8% to R$ 724.9 million, mainly by the reduction on the average cost per gallon of 32.3% and an increase of 4.3% in stage length, impacted by the appreciation of the real against the dollar by 23.7% on the average of the quarter and partially offset by an increase in the volume of fuel consumed by 8.1% . Per ASK decreased by 33.6% .

Sales and marketing
Increase of 0.7% to R$ 263.1 million representing 10.3% of total net revenues, an increase of 1.4 percentage points, due to marketing campaigns. Per ASK decreased by 8.6% .

Aircraft, engine and equipment leasing
Increase of 7.8% to R$ 111.4 million, due to the increase of one operational aircraft, partially offset by the appreciation of the real against the U.S. dollar of 23.7% on average of the quarter, compared to the same period 2008. Per ASK decreased by 2.1% .

Personnel expenses
Reduction of 8.1% to R$ 472.1 million, due to the reduction of 0.4% in headcount which reached 24,282 in December, 2009. During the year we readjusted our staff, eliminating some management positions, increasing the synergy among areas and reducing costs. Per ASK decreased by 16.6% .

Maintenance and repair (except personnel)
Reduction of 6.0% to R$ 151.3 million, due mainly to the appreciation of the real against the U.S. dollar of 23.7% on average of the quarter, compared to the same period of 2008, partially offset by an increase in our net fleet by 3 aircraft and increased total flight hours by 5.8% . Per ASK decreased by 14.7% .

Third party services
Increase of 9.1% to R$ 222.5 million mainly due to an increase on costs linked to our operation growth, witch raised 10.2% in ASKs. Per ASK decreased by 1.0% .

Landing, take-off and navigation charges
Reduction of 5.1% to R$ 141.4 million due to the effect of appreciation of 23.7% of the real (average rate in the quarter) against the dollar impacting international flights tariffs. Per ASK decreased by 13.9% .

Depreciation and amortization
Reduction of 3.9% to R$ 115.4 million mainly due to the appreciation of 23.7% average rate in the quarter of the real against the U.S. dollar, partially offset by an increase of 2 aircraft classified as capital leases. Per ASK decreased by 12.8% ..

Aircraft insurance
Raised 34.7% to R$ 16.0 million mainly due to net increase of 3 aircraft, growth of 12.7% in the numbers of passagers and increase of 3.4% in the landings, partially offset by the appreciation of 23.7% of the average of the real against the dollar in the quarter. Per ASK increased 22.2% .

Other
Increase of 89.4% to R$ 188.2 million, mainly due to out of balance costs linked to systems implementation related to our entry into the Star Alliance. Per ASK increased by 71.9% .

Net financial result
Net revenue of R$ 93.4 million in 4Q09 against an expenditure of R$ 2,099.7 in 4Q08, mainly due to the positive impact of exchange rate mark to market of our hedge positions.

Net income
Net income of R$ 143.9 million due to the explanation above, witch represented a reversal of a negative margin of 42.1% in 4Q08, to a positive margin in 4Q09, representing 5.7% of net revenue.

EBIT
Our EBIT margin reached 5.4% to R$ 137.4 million in 4Q09, representing a decrease of 5.1 percentage points as a result of reduction of 12.9% in net revenue combined with a reduction of 8.0% in operating costs.

EBITDAR
The EBITDAR margin reached 14.3% to R$ 364.3 million in 4Q09, representing a reduction in margin of 3.8 percentage points compared to 4Q08, mainly due to all the factors described above about income and expenses.

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Summary of Key Accounting Differences

The summary below is intended to clarify our investors in the comprehension of the most significant differences ocurred in our financial demonstrations between the BR GAAP and the accounting practices according to the IFRS (issued by IASB)

A. Summary of Accounting Differences

Aircraft Revaluation

Under IFRS, our aircraft are revaluated annually, with intermediate quarterly revisions; we hire independent evaluators to perform the aircraft revaluations. Under the BR GAAP, the aircraft revaluation is not allowed.

Revenues from loyalty program points

Under IFRS, we defer the revenue in relation to outstanding (unredeemed) loyalty program points earned by participants in our loyalty program, TAM Fidelidade. This applies to all outstanding loyalty program points, whether earned by customers flying with us or loyalty program points earned by customers who receive points that we sell to our loyalty program partners. We defer this revenue based on a fair value estimate of outstanding points, after deducting our estimate for loyalty points that will expire unused. We recognize passenger revenues on our income statement at the time that passengers take flights by redeeming their loyalty program points.

Under Brazilian GAAP, with respect to points earned by customers flying with us, we record it as a liability and the related expense for incremental expenses in relation to the redemption of outstanding loyalty points. With respect to revenue from points sold to loyalty program partners, we record it at the time those points were issued to participants.

Financial statement differences

Under BR GAAP, the classification of some items of revenue and expenses is different from tthe IFRS. The reclassifications, other than those mentioned above can be summarized as follows:

With respect to our income statement:

Income or expense	Classification under IFRS	Classification under Brazilian GAAP
Gains (losses) on aircraft revaluation recognized in the income statement	Classified as a separated item	Does not exist
Movements in fair value of fuel derivatives	Classified as a separated item	Financial result

With respect to our balance sheet:

Asset or liability	Classification under IFRS	Classification under Brazilian GAAP
Investment funds	Other financial assets	Cash and cash equivalents
Deferred income taxes	Non-current assets	Classified as a separate line item
Minority interests in entities not owned by us	Classified under “equity”	Classified as a separate line item

In addition, certain amounts relating to accounts receivable and payable, financial liabilities, revenue and operating expenses were presented under Brazilian GAAP on the face of our income statement or balance sheet, as applicable. Under IFRS, we now group these items together in the corresponding IFRS financial statements and then break them out in the notes to those IFRS financial statements.

Net Income Reconciliation BR GAAP to IFRS – 4Q09

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In 4Q09, the impact on the net income of these differences was negative for the result in IFRS and accounted for R$ 522 million, mainly due to the revaluation adjustment of aircraft.

At the end of 2008 we mantained in our balance sheet the value of maintenance pre-payment of aircraft that had been returned. Now in 2009, we made the liquidity of these assets, by reclassifying these spending to 2008, which represents a reallocation of our costs from 2009 to 2008, amounting to R$ 49.2 million.

Income (loss) before minority interest

Financial Results – IFRS

In the tables below all the values shown are in conformity with international accounting principles, IFRS and were originally calculated in real and are stated in millions and cents. Therefore, (i) the results of the sum and division of some figures in the tables may not correspond to the totals shown in the same due to rounding, (ii) the outcome of the percentage changes may diverge demonstrated.

Main Financial and Operational Indicators

IFRS (In reais, except when indicated otherwise)	4Q09	4Q08	4Q09 vs 4Q08	3Q09	4Q09 vs 3Q09	Jan-Dec 2009	Jan-Dec 2008	Variation

Operational Income (millions)	2,497.0	2,900.2	-13.9%	2,381.2	4.9%	9,765.5	10,513.0	-7.1%
Total Operating Expenses (millions)	2,370.8	2,686.1	-11.7%	2,320.6	2.2%	9,595.8	9,954.1	-3.6%
EBIT (millions)	126.2	214.1	-41.1%	60.6	108.1%	169.7	558.9	-69.6%
EBIT Margin %	5.1	7.4	-2.3 p.p.	2.5	2.5 p.p.	1.7	5.3	-3.6 p.p.
EBITDA (millions)	261.7	361.8	-27.7%	218.7	19.7%	812.1	1,019.7	-20.4%
EBITDA Margin %	10.5	12.5	-2.0 p.p.	9.2	1.3 p.p.	8.3	9.7	-1.4 p.p.
EBITDAR (millions)	373.1	465.1	-19.8%	347.9	7.2%	1,361.8	1,463.1	-6.9%
EBITDAR Margin %	14.9	16.0	-1.1 p.p.	14.6	0.3 p.p.	13.9	13.9	0.0 p.p.
Net Income (millions)	-334.1	-1,239.3	-73.0%	213.2	-256.7%	435.7	-1,434.6	-

Total RASK (cents)	14.9	19.1	-21.9%	14.8	0.7%	15.1	18.4	-18.1%
Domestic Scheduled RASK (cents)	13.4	17.0	-21.2%	13.1	2.0%	13.4	17.1	-21.5%
International Scheduled RASK (cents)	9.8	13.2	-25.9%	10.1	-2.9%	10.3	12.8	-19.1%
International Scheduled RASK (USD cents)	5.6	5.8	-2.9%	5.4	4.3%	5.2	7.0	-25.7%

Total Yield (cents)1	21.7	26.1	-17.0%	22.5	-3.6%	23.0	24.7	-6.9%
Domestic Scheduled Yield (cents)	20.7	27.6	-25.3%	21.0	-1.7%	21.9	26.7	-18.0%
International Scheduled Yield (cents)	13.0	18.2	-28.7%	13.6	-4.7%	14.2	16.9	-15.6%
International Scheduled Yield (USD cents)	7.5	8.0	-6.5%	7.3	2.3%	7.1	9.2	-22.5%

Load Factor %	71.4	68.3	3.1 p.p.	69.7	1.7 p.p.	68.2	71.0	-2.8 p.p.
Domestic Load Factor %	68.8	65.5	3.3 p.p.	66.6	2.2 p.p.	65.4	68.1	-2.7 p.p.
International Load Factor %	75.5	72.7	2.9 p.p.	74.1	1.4 p.p.	72.4	75.5	-3.1 p.p.

CASK (cents)	14.2	17.7	-19.9%	14.4	-1.9%	14.8	17.4	-15.0%
CASK excluding fuel (cents)	9.8	11.2	-11.9%	10.1	-2.4%	10.6	10.6	0.3%

CASK USD (cents)	8.1	7.8	5.0%	7.7	5.3%	7.4	9.5	-21.9%
CASK USD excluding fuel (cents)	5.7	4.9	15.5%	5.4	4.7%	5.3	5.8	-7.8%

Obs.: RASK is net of taxes and Yield is gross of taxes
      1 Includes revenues from flights, cargo and others

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Income Statement – In million reais

	4Q09	4Q08	4Q09 vs 4Q08	3Q09	4Q09 vs 3Q09	Jan-Dec 2009	Jan-Dec 2008	Variation

Operational Income	2,594.5	3,016.1	-14.0%	2,470.1	5.0%	10,139.1	10,920.2	-7.2%
Flight Revenue	2,347.5	2,713.5	-13.5%	2,208.6	6.3%	9,088.9	9,994.2	-9.1%
Domestic	1,432.8	1,641.4	-12.7%	1,307.0	9.6%	5,468.6	6,162.5	-11.3%
International	639.8	793.7	-19.4%	663.5	-3.6%	2,684.0	2,822.6	-4.9%
Cargo	274.9	278.5	-1.3%	238.1	15.5%	936.3	1,009.1	-7.2%
Other operating sales and/or services revenue	247.0	302.6	-18.4%	261.6	-5.6%	1,050.2	926.0	13.4%
Sales deductions and taxes	(97.5)	(115.9)	-15.8%	(89.0)	9.6%	(373.6)	(407.1)	-8.2%

Net Operational Income	2,497.0	2,900.2	-13.9%	2,381.2	4.9%	9,765.5	10,513.0	-7.1%

Operational Expenses
Fuel	(724.9)	(990.9)	-26.8%	(701.3)	3.4%	(2,741.3)	(3,927.9)	-30.2%
Selling and marketing expenses	(251.8)	(261.3)	-3.6%	(198.0)	27.2%	(854.7)	(988.6)	-13.5%
Aircraft, engine and equipment leasing	(111.4)	(103.3)	7.8%	(129.3)	-13.8%	(549.8)	(443.4)	24.0%
Personnel	(472.1)	(513.7)	-8.1%	(485.5)	-2.8%	(1,985.2)	(1,782.0)	11.4%
Maintenance and reviews (except personnel)	(102.0)	(210.2)	-51.5%	(139.5)	-26.9%	(640.4)	(518.3)	23.6%
Outsourced services	(222.5)	(204.0)	9.1%	(175.6)	26.7%	(787.6)	(701.8)	12.2%
Landing, take-off and navigation charges	(141.4)	(149.0)	-5.1%	(142.8)	-1.0%	(585.9)	(495.4)	18.3%
Deprecciation and amortization	(135.5)	(147.7)	-8.2%	(158.1)	-14.3%	(642.4)	(460.7)	39.4%
Aircraft insurance	(16.0)	(11.9)	34.7%	(15.9)	0.5%	(63.7)	(47.8)	33.3%
Other	(193.1)	(94.2)	104.9%	(174.7)	10.5%	(745.0)	(588.1)	26.7%

Total of operational expenses	(2,370.8)	(2,686.1)	-11.7%	(2,320.6)	2.2%	(9,595.8)	(9,954.1)	-3.6%

EBIT	126.2	214.1	-41.1%	60.6	-108.1%	169.7	558.9	-69.6%
Movements in fair value of fuel derivatives	65.1	(1,067.6)	-	2.9	-	316.9	(1,273.5)	-
Gains (losses) on aircraft revaluation recognized in the income statement	(723.1)	65.2	-	(183.3)	294.5%	(1,207.6)	242.4	-

Operating Income (loss)	(531.8)	(788.3)	-32.5%	(119.7)	-344.2%	(721.1)	(472.2)	52.7%
Financial income (expense)	250.2	471.5	-46.9%	670.5	-62.7%	2,412.7	1,410.4	71.1%
Other net operating expenses	(222.0)	(1,503.6)	-85.2%	(271.3)	-18.2%	(1,041.4)	(3,006.2)	-65.4%

Income (loss) before income tax and social contribution	(503.6)	(1,820.4)	72.3%	279.6	-	650.2	(2,068.0)	-

Income tax and social contribution	169.7	582.2	-70.9%	(66.2)	-	(212.8)	634.2	-

Income (loss) before minority interest	(333.9)	(1,238.3)	73.0%	213.4	-	437.4	(1,433.8)	-

Minority Interest	(0.2)	(1.0)	77.9%	(0.2)	14.9%	(1.7)	(0.9)	93.7%

Net Income	(334.1)	(1,239.3)	73.0%	213.2	-	435.7	(1,434.6)	-

10/24

Gross Revenue
Decrease of 14.0% in 4Q09 compared to 4Q08, reaching R$ 2,594.5 million, due to:

Domestic Revenue
Decreased 12.7% to R$ 1,432.8 million due to a reduction in scheduled yield of 25.3%, partially offset by a growth in demand in RPKs of 20.3% .

International Revenue
Decrease of 19.4% to R$ 639.8 million due to a decrease on yield in dolares of 6.5%, combined with the appreciation of the real by 23.7% partially offset by an increase in demand in RPKs of 13.1%.

Cargo Revenue
Decrease of 1.3%, reaching R$ 274.9 million in an annual comparison, due to the impact of the slowdown in the global economy. Comparing with 3Q09, we can already see a strong quarterly recover, an increase of 15.5% .

Other Revenues
Reduction of 18.4% to R$ 247.0 million due to a decrease in sales of the loyalty program points due to the impact of the appreciation of the real of 23.7% in the poits sold to the banks that are US dollar, partially offset by the 8% increase in the expired tickets.

Main Revenue and Expenses – In real cents per ASK

	4Q09	4Q08	4Q09 vs 4Q08	3Q09	4Q09 vs 3Q09	Jan-Dec 2009	Jan-Dec 2008	Variation

Operational Income	15.49	19.84	-21.9%	15.37	0.8%	15.67	19.13	-18.1%
Flight Revenue	14.02	17.85	-21.5%	13.74	2.0%	14.04	17.51	-19.8%
Domestic	8.56	10.80	-20.8%	8.13	5.2%	8.45	10.79	-21.7%
International	3.82	5.22	-26.8%	4.13	-7.4%	4.15	4.94	-16.1%
Cargo	1.64	1.83	-10.4%	1.48	10.9%	1.45	1.77	-18.2%
Other operating sales and/or services revenue	1.47	1.99	-25.9%	1.63	-9.4%	1.62	1.62	0.0%
Sales deductions and taxes	(0.58)	(0.76)	-23.6%	(0.55)	5.3%	(0.58)	(0.71)	-19.0%

Net Operational Income	14.91	19.08	-21.9%	14.81	0.7%	15.09	18.41	-18.1%

Operational Expenses
Fuel	(4.33)	(6.52)	-33.6%	(4.36)	-0.8%	(4.24)	(6.88)	-38.4%
Selling and marketing expenses	(1.50)	(1.72)	-12.5%	(1.23)	22.1%	(1.32)	(1.73)	-23.7%
Aircraft, engine and equipment leasing	(0.67)	(0.68)	-2.1%	(0.80)	-17.3%	(0.85)	(0.78)	9.4%
Personnel	(2.82)	(3.38)	-16.6%	(3.02)	-6.7%	(3.07)	(3.12)	-1.7%
Maintenance and reviews (except personnel)	(0.61)	(1.38)	-55.9%	(0.87)	-29.8%	(0.99)	(0.91)	9.0%
Outsourced services	(1.33)	(1.34)	-1.0%	(1.09)	21.7%	(1.22)	(1.23)	-1.0%
Landing, take-off and navigation charges	(0.84)	(0.98)	-13.9%	(0.89)	-4.9%	(0.91)	(0.87)	4.3%
Deprecciation and amortization	(0.81)	(0.97)	-16.7%	(0.98)	-17.7%	(0.99)	(0.81)	23.0%
Aircraft insurance	(0.10)	(0.08)	22.2%	(0.10)	-3.5%	(0.10)	(0.08)	17.6%
Other	(1.15)	(0.62)	86.0%	(1.09)	6.1%	(1.15)	(1.03)	11.7%

Total of operational expenses	(14.16)	(17.67)	-19.9%	(14.43)	-1.9%	(14.83)	(17.44)	-15.0%

Spread (RASK - CASK)	0.75	1.41	-46.5%	0.38	99.8%	0.26	0.98	-73.2%

11/24

Operational expenses
Decrease of 11.7% to R$ 2,371 million in 4Q09 compared to 4Q08, mainly due to fuel, maitenance and personnel expenses. CASK decreased 19.9% to R$ 14.2 cents and CASK excluding fuel expenses decreased 11.9% to R$ 9.8 cents.

Fuel
Decrease of 26.8% to R$ 724.9 million, mainly by the reduction on the average cost per gallon of 32.3% and an increase of 4.3% in stage length, impacted by the appreciation of the real against the dollar by 23.7% on the average of the quarter and partially offset by an increase in the volume of fuel consumed by 8.1% . Per ASK decreased by 33.6% .

Sales and marketing
Reduction of 3.6% to R $ 251.8 primarily due to the increase of the incremental cost resulted by the increase of the amount of points issued by the loyalty program in 2009. ASK decreased by 12.5% .

Aircraft, engine and equipment leasing
Increase of 7.8% to R$ 111.4 million, due to the increase of one operational aircraft, partially offset by the appreciation of the real against the U.S. dollar of 23.7% on average of the quarter, compared to the same period 2008. Per ASK decreased by 2.1% .

Personnel expenses
Reduction of 8.1% to R$ 472.1 million, due to the reduction of 0.4% in headcount which reached 24,282 in December, 2009. During the year we readjusted our staff, eliminating some manangement positions, increasing the synergy among areas and reducing costs. Per ASK decreased by 16.6% .

Maintenance and repair (except personnel)
Reduction of 51.5% to R$ 102.0 million, due mainly to an accounting adjustment: At the end of 2008 we mantained in our balance sheet the value of maintenance pre-payment of aircraft that had been returned. Now in 2009, we made the liquidity of these assets, by reclassifying these spending to 2008, which represents a reallocation of our costs from 2009 to 2008, amounting to R$ 49.2 million. And also the impact of the appreciation of the real against the U.S. dollar of 23.7% (average of the quarter, compared with the same period of 2008), partially offset by an increase in our net fleet by 3 aircraft and increased total flight hours by 5.8% . Per ASK reduced by 55.9% .

Third party services
Increase of 9.1% to R$ 222.5 million mainly due to an increase on costs linked to our operation growth, witch raised 10.2% in ASKs. Per ASK decreased by 1.0% .

Landing, take-off and navigation charges
Reduction of 5.1% to R$ 141.4 million due the effect of appreciation of 23.7% average rate in the quarter of the real against the dollar, impacting international flights tariffs. Per ASK decreased by 13.9% .

Depreciation and amortization
Reduction of 8.2% to R$ 135.5 million mainly due to the appreciation of 23.7% average rate in the quarter of the real against the U.S. dollar, impacting aircraft revaluation, partially offset by an increase of 2 aircraft classified as capital leases. Per ASK decreased by 16.7%.

Aircraft insurance
Raised 34.7% to R$ 16.0 million mainly due to net increase of 3 aircraft, growth of 12.7% in the numbers of passagers and increase of 3.4% in the landings, partially offset by the appreciation of 23.7% of the average of the real against the dollar in the quarter. Per ASK increased 22.2% .

Other
Increase of 104.8% to R$ 193.1 million, mainly due to out of balance costs linked to the systems implementation related to entry into the Star Alliance.Per ASK increased by 86.0% .

Net financial result
Net revenue of R$ 28,2 million in 4Q09 against an expenditure of R$ 1,032.1 in 4Q08, mainly due to the positive impact of exchange rate.

Net income
Net loss of R$ 334.1 million due to the above explanation witch represented a recovery of a negative margin of 42.7% in 4Q08, to a negative margin of 13.4% in 4Q09.

EBIT
Our EBIT margin reached 5.1% to R$ 126.2 million in 4Q09, representing a decrease of 2.3 percentage points as a result of reduction of 13.9% in net revenue combined with a reduction of 11.7% in operating costs.

EBITDAR
The EBITDAR margin reached 14.9% to R$ 373.1 million in 4Q09, representing a margin reduction of 1.1 percentage points compared to 4Q08, mainly due to all the factors described above about income and expenses.

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Cash Flow

In the folowing table, we show our cash flow evolution during 2009, compared to 2008.

Cash Flow from operational activities
The generated cash from our operational activities was R$ 227 million in 2009, comparing to a cash generation of R$1,658 million in 2008

Cash Flow from investment activities
The cash used for investment activities was R$ 517 million, mostly due to the acquisition of immobilized and intangible assets. In 2008 the cash used for investment activities was R$ 759 million.

Cash Flow from financing activities
The cash generated in financing activities was R$ 693 million, mainly due to debentures and bonds issuance in the 3Q09 and 4Q09 respectively, partially offset by R$ 568 million on leasing payments. In 2008 the cash used for financing activities was R$ 694 million.

Indebtedness

Our total liability presented in the balance sheet in IFRS or BR GAAP, at the end of the 4Q09 was R$ 7,169million, of which 84% was denominated in foreign currency.

The amounts disclosed in the table are the contractual undiscounted cash flows and include interest.

Breakdown and maturity of financial debt

(in thousands of reais)							As of December 31 2009

	Lease Payable	Loans	Debentures	Bonds	Total	% Total	Leases not included in the Balance Sheet	Total Debt Ajusted

2010	616,179	466,687	396,392	81,418	1,560,676	17%	364,916	1,925,592
2011	624,963	26,665	435,923	85,817	1,173,367	13%	346,358	1,519,725
2012	613,896	6,374	390,451	85,817	1,096,537	12%	291,401	1,387,938
2013	622,829	1,327	142,382	85,817	852,355	10%	203,235	1,055,590
2014	494,216	1,149	0	85,817	581,182	7%	121,310	702,492
2015 and thereafter	2,259,720	8,140	0	1,405,254	3,673,114	41%	185,766	3,858,881

Total	5,231,802	510,342	1,365,147	1,829,940	8,937,231	100%	1,512,987	10,450,218

Discount effect	-710,857	-13,054	-253,683	-790,215	-1,767,809	-20%	0	-1,767,809

Accounting value	4,520,945	497,288	1,111,464	1,039,725	7,169,422	80%	1,512,987	8,682,409

In Foreign Currency	99%	92%	0%	100%	84%	0%	100%	86%
In Local Currency	1%	8%	100%	0%	16%	0%	0%	14%

Considering also the debt related to operating leases which is not in our balance sheet, our debt reaches R$ 8,682 million, of which 86% is foreign currency-denominated.

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Types of leases – 4Q09

Models	Capacity	Total		Leasing Types

				Financial		Operating

		2009	2008	2009	2008	2009	2008

B777	365 seats	4	4	4	4	0	0
A340	267 seats	2	2	2	2	0	0
A330	212 / 213 seats	16	16	14	14	2	2
B767	205 seats	3	3	3	3	0	0

Wide Body		25	25	23	23	2	2

A321	220 seats	5	3	5	3	0	0
A320	156 / 174 seats	81	81	27	27	54	54
A319	144 seats	21	20	11	11	10	9

Narrow Body		107	104	43	41	64	63

Total		132	129	66	64	66	65

The classification presented according to the type of lease contract is required given accounting rules. Contractually, we have only 4 aircraft as financial lease – the B777 models.

2009 Guidance

The demand in 2009 has performed below expectation in the first half, but showed a strong recovery over the second half. The domestic market growth, measured in RPK, was above expected, reaching 17.7%, when we expected a growth of 10%. Our growth in supply in the domestic market, measured in ASK, was 2.8 p.p. higher than estimated, due to the strong growth in demand. In the international market, our growth was weaker than expected based on the decision not to start a new international route, once there are several star-up costs associated with a new destination and in 2009 cash was more than ever required more.

14/24

2010 Guidance

Historically, growth in domestic civil aviation demand has generally exceeded 2 to 3 times GDP growth. We are confident and belive that the market will continue growing in 2010. We believe that domestic demand will growth around 14% and 18%, and accordingly we will raise our offer by increasing the utilization of aircraft and growing fleet. The growth in the international market offer will be by the increase of two Airbus aircrafts A330 that during the first half of 2010 will be used on charter flights and after that for two new frequency or international destination that will be announced soon. We believe that with the increased of aircraft utilization, a stable dollar rate and our efforts to reduce costs, we will be able to reduce our CASK excluding fuel by 6%.

Fleet plan at the end of the period

15/24

We ended 2009 with 132 aircraft built in our fleet, which has an average age of 6 years. We revised our fleet plan, confident in the domestic market growth. We are also incorporating the acquisition of Pantanal, which has 5 aircraft, 3 of them were operational in 2009. At the end of 2010 we will have 148 aircraft in our fleet, it is important to say that we already have financing for all aircraft that will arrive over the year.

Stock Market

Shareholders’ position as of December 31, 2009

Shareholders	Ordinary Shares	(%)	Preferential Shares	(%)	Total	(%)

Controlling Shareholders	44,883,754	89.42%	24,768,755	24.67%	69,652,509	46.25%
TAM – Empreendimentos e Participações S.A	44,804,238	89.26%	24,768,755	24.67%	69,572,993	46.20%
Agropecuária Nova Fronteira Ltda.	79,516	0.16%	0	0.00%	79,516	0.05%

Other	5,311,295	10.58%	75,621,343	75.33%	80,932,638	53.75%
Amaro Aviation Part SA	5,295,149	10.55%	0	0.00%	5,295,149	3.52%
Treasury stocks	0	0.00%	402,311	0.40%	402,311	0.27%
Minority Shareholders	16,146	0.03%	75,219,032	74.93%	75,235,178	49.96%

Total	50,195,049	100.00%	100,390,098	100.00%	150,585,147	100.00%

In December 31, 2009, our market value was R$ 5.7 billion and our free float was 53.75% . At the end of 2009, 58.4% of our total preferred shares were negotiated at BOVESPA and 41.6% were negotiated at NYSE (New York). The average daily trade of our share in BOVESPA was R$ 21 million in 2009, compared to R$ 23 million in 2008. At NYSE, the average daily trade in 2009 was about US$ 9 million, while in 2008 it was US$ 17 million.

Tables

16/24

Operating data

	4Q09	4Q08	4Q09 vs 4Q08	3Q09	4Q09 vs 3Q09	Jan-Dez 2009	Jan Dez 2008	Variation

Total
Trasnsported Passangers (thousands)	8,321	7,385	12.7%	7,672	8.5%	30,407	30,144	0.9%
RPK (millions)	11,959	10,382	15.2%	11,201	6.8%	44,148	40,518	9.0%
ASK (millions)	16,747	15,200	10.2%	16,076	4.2%	64,720	57,091	13.4%
Load factor - %	71.4	68.3	3.1 p.p.	69.7	1.7 p.p.	68.2	71.0	-2.8 p.p.
Break-even Load Factor - %	67.6	61.1	6.4 p.p.	66.8	0.8 p.p.	65.9	66.3	-0.4 p.p.
Average tariff	249	330	-24.5%	257	-3.0%	268	298	-10.0%
Flight hours	146,678	138,577	5.8%	140,730	4.2%	566,006	523,114	8.2%
Kilometers flown (thousands)	88,009	81,582	7.9%	84,310	4.4%	340,545	309,625	10.0%
Liters of fuel (thousands)	578,544	535,108	8.1%	551,260	4.9%	2,216,168	2,047,756	8.2%
Aircraft utilization (hours per day)	12.1	12.2	-1.0%	11.6	4.2%	11.8	12.5	-5.4%
Aircraft utilization by track (hours per day)	12.8	13.2	-3.4%	12.1	5.8%	12.5	13.4	-6.9%
Landings	72,793	70,372	3.4%	70,854	2.7%	285,006	274,856	3.7%
Stage Length	1,209	1,159	4.3%	1,190	1.6%	1,195	1,126	6.1%
Total number of employees	24,282	24,389	-0.4%	24,164	0.5%	24,282	24,389	-0.4%
- TAM Linhas Aéreas	23,504	23,705	-0.8%	23,398	0.5%	23,504	23,705	-0.8%
- TAM Mercorsur (TAM Airlines)	475	442	7.5%	447	6.3%	475	442	7.5%
- TAM Viagens	303	242	25.2%	319	-5.0%	303	242	25.2%
WTI end (NYMEX) (at US$/Barril)	79.4	44.6	77.9%	70.6	12.4%	79.4	44.6	77.9%
WTI average (NYMEX) (at US$/Barril)	76.2	58.7	30.0%	68.2	11.7%	61.8	99.6	-38.0%
End of period Exchange rate	1.7412	2.3370	-25.5%	1.7781	-2.1%	1.7412	2.3370	-25.5%
Average Exchange rate	1.7383	2.2779	-23.7%	1.8659	-6.8%	1.9976	1.8346	8.9%

Domestic Market
Trasnsported Passangers (thousands)	7,118	6,291	13.1%	6,517	9.2%	25,825	25,615	0.8%
RPK domestic (millions)	7,024	6,016	16.8%	6,323	11.1%	25,322	23,792	6.4%
RPK domestic scheduled (millions)	6,807	5,657	20.3%	6,074	12.1%	24,345	22,343	9.0%
ASK domestic (millions)	10,213	9,191	11.1%	9,491	7.6%	38,729	34,948	10.8%
ASK domestic scheduled (millions)	9,942	8,775	13.3%	9,190	8.2%	37,549	33,280	12.8%
Domestic Load Factor %	68.8	65.5	3.3 p.p.	66.6	2.2 p.p.	65.4	68.1	-2.7 p.p.
Market share - %	43.8	50.8	-7.0 p.p.	43.7	0.1 p.p.	45.6	50.4	-4.8 p.p.

International Market
Transported Passangers (thousands)	1,203	1,094	10.0%	1,155	4.2%	4,582	4,529	1.2%
RPK international (millions)	4,935	4,366	13.0%	4,878	1.2%	18,826	16,727	12.5%
RPK international scheduled (millions)	4,930	4,359	13.1%	4,857	1.5%	18,786	16,624	13.0%
ASK international (millions)	6,534	6,010	8.7%	6,585	-0.8%	25,991	22,143	17.4%
ASK international scheduled (millions)	6,526	5,992	8.9%	6,553	-0.4%	25,906	21,971	17.9%
International Load Factor %	75.5	72.7	2.9 p.p.	74.1	1.4 p.p.	72.4	75.5	-3.1 p.p.
Market share - %	85.5	84.7	0.8 p.p.	88.3	-2.8 p.p.	86.5	75.2	11.2 p.p.

17/24

Revenue per type of service – BR GAAP

	4Q09	4Q08	4Q09 vs 4Q08	3Q09	4Q09 vs 3Q09	Jan-Dec 2009	Jan-Dec 2008	Variation

Domestic revenue
Scheduled Pax	1,406,441	1,564,055	-10.1%	1,276,639	10.2%	5,331,765	5,967,628	-10.7%
Charter Pax	26,341	77,352	-65.9%	30,386	-13.3%	136,847	194,844	-29.8%

Total	1,432,782	1,641,407	-12.7%	1,307,025	9.6%	5,468,612	6,162,472	-11.3%

International revenue
Scheduled Pax	638,825	791,734	-19.3%	660,414	-3.3%	2,675,186	2,803,800	-4.6%
Charter Pax	940	1,923	-51.1%	3,075	-69.4%	8,823	18,818	-53.1%

Total	639,765	793,657	-19.4%	663,489	-3.6%	2,684,009	2,822,618	-4.9%

Cargo revenue
Domestic cargo	125,357	122,221	2.6%	113,693	10.3%	446,983	459,487	-2.7%
International Cargo	149,591	156,237	-4.3%	124,364	20.3%	489,305	549,595	-11.0%

Total	274,948	278,458	-1.3%	238,057	15.5%	936,288	1,009,082	-7.2%

Other operating revenue
Loyalty Program	165,177	191,630	-13.8%	157,976	4.6%	687,507	528,254	30.1%
Expired tickets and other	120,470	111,531	8.0%	133,240	-9.6%	451,647	420,682	7.4%
Agency of trip and tourism	12,871	22,411	-42.6%	12,138	6.0%	59,635	64,132	-7.0%

Total	298,518	325,572	-8.3%	303,354	-1.6%	1,198,789	1,013,068	18.3%

Gross Revenue	2,646,013	3,039,094	-12.9%	2,511,925	5.3%	10,287,698	11,007,240	-6.5%

Revenue per type of service – IFRS

	4Q09	4Q08	4Q09 vs 4Q08	3Q09	4Q09 vs 3Q09	Jan-Dec 2009	Jan-Dec 2008	Variation

Domestic revenue
Scheduled Pax	1,406,441	1,564,055	-10.1%	1,276,639	10.2%	5,331,765	5,967,628	-10.7%
Charter Pax	26,341	77,352	-65.9%	30,386	-13.3%	136,847	194,844	-29.8%

Total	1,432,782	1,641,407	-12.7%	1,307,025	9.6%	5,468,612	6,162,472	-11.3%

International revenue
Scheduled Pax	638,825	791,734	-19.3%	660,414	-3.3%	2,675,186	2,803,800	-4.6%
Charter Pax	941	1,923	-51.1%	3,075	-69.4%	8,823	18,818	-53.1%

Total	639,766	793,657	-19.4%	663,489	-3.6%	2,684,009	2,822,618	-4.9%

Cargo revenue
Domestic cargo	125,356	122,221	2.6%	113,693	10.3%	446,983	459,487	-2.7%
International Cargo	149,592	156,237	-4.3%	124,364	20.3%	489,305	549,595	-11.0%

Total	274,948	278,458	-1.3%	238,057	15.5%	936,288	1,009,082	-7.2%

Other operating revenue
Loyalty Program	113,658	168,653	-32.6%	116,196	-2.2%	538,950	441,202	22.2%
Expired tickets and other	120,469	111,531	8.0%	133,240	-9.6%	451,647	420,682	7.4%
Agency of trip and tourism	12,871	22,411	-42.6%	12,138	6.0%	59,635	64,132	-7.0%

Total	246,998	302,595	-18.4%	261,574	-5.6%	1,050,232	926,016	13.4%

Gross Revenue	2,594,494	3,016,117	-14.0%	2,470,145	5.0%	10,139,141	10,920,188	-7.2%

18/24

Condensed Balance Sheet – BR GAAP (In thousand reais)

Assets	12/31/2009	12/31/2008	Liabilities	12/31/2009	12/31/2008

Current assets			Current liabilities
Cash and cash equivalents	1,075,172	671,785	Suppliers	430,982	486,095
Marketable securities	1,011,022	1,242,271	Lease Payable	497,147	680,440
Receivables	1,121,979	1,157,239	Bonds	13,040	9,336
Inventories	195,092	231,556	Loans	458,602	191,835
Recoverable taxes	99,268	120,712	Debentures	275,896	28,542
Deferred income tax and social contribution	36,958	58,564	Salaries and payroll charges	307,609	317,951
Prepaid expenses	148,910	149,281	Deferred income	1,042,057	872,079
Other receivable	82,265	97,944	Taxes and tariffs payable	179,662	246,367

			Interest on capital and dividends payable	233,985	599
	3,770,666	3,729,352	Hedge financial instruments	235,727	1,021,928

			Other	181,490	175,339

				3,856,197	4,030,511

Long-term assets			Non-current liabilities
Long term receivables	990,818	1,378,896	Lease Payable	4,023,798	5,768,040
Restricted cash	79,370	0	Bonds	1,026,685	701,100
Deposits in guarantee	59,520	116,135	Loans	38,686	209,733
Deferred income tax and social contribution	414,750	718,981	Debentures	835,568	500,000
Advances to aircraft maintenance	408,628	432,839	Deferred income tax and social contribution	440,668	90,555
Other receivable	28,550	110,941	Provision for contingencies	666,573	947,800
Permanent assets	8,375,729	8,197,558	Derivative financial instruments	6,288	107,057
Investments	0	70	Deferred income	100,169	115,356
Property, plant and equipment	8,134,028	8,045,396	Fiscal recovery program	319,671	0
Intangible Assets	241,701	152,092	Other	185,049	294,090

	241,701	152,092		7,643,155	8,733,731

			Minority interest	3,408	4,234

			Stockholders’ equity
			Capital	675,497	675,497
			Capital reserves	99,244	88,783
			Revaluation reserves	130,540	132,371
			Profit reserves	745,966	0
			Carrying value adjustment	-16,794	3,309
			Retained earnings (accumulated deficit)	0	-362,630

				1,634,453	537,330

			Total Stockholders’ equity	1,637,861	541,564

Total Assets	13,137,213	13,305,806	Total liabilities and Stockholders’ equity	13,137,213	13,305,806

19/24

Condensed Balance Sheet – IFRS (In thousand reais)

IFRS Assets	12/31/2009	12/31/2008	IFRS Liabilities	12/31/2009	12/31/2008

Current assets			Current liabilities
Cash and cash equivalents	1,075,172	671,785	Suppliers	430,982	486,095
Financial assets measured at fair value	1,011,022	1,242,271	Financial liabilities	1,244,685	910,153
Receivables	1,121,979	1,157,239	Salaries and payroll charges	307,607	317,951
Inventories	195,092	169,422	Deferred income	1,698,321	1,105,719
Non-current assets held for sale	0	62,134	Taxes and tariffs payable	179,662	246,337
Income taxes recoverable	99,268	120,712	Interest on capital and dividends	233,985	599
Prepaid expenses	148,910	149,281	Derivative financial instruments	235,727	1,021,928
Other current assets	142,971	97,944	Other current liabilities	123,696	149,091

	3,794,414	3,670,788		4,454,665	4,237,873

Non-current assets			Non-current liabilities	0	0
Restricted cash	79,370	0	Financial liabilities	5,924,737	7,178,873
Deposits in guarantee	59,520	116,135	Derivative financial instruments	6,288	107,057
Deferred income tax and social contribution	621,788	306,969	Deferred income	100,169	369,210
Advances for aircraft maintenance	408,628	383,593	Provisions	666,573	947,800
Other non-current assets	28,549	157,904	Fiscal recovery program	319,671	0
Property, plant and equipment including pre-delivery payments for aircraft	6,910,496	9,663,452	Other non-current liabilities	173,948	282,993

Intangible assets	241,701	152,092

				7,191,386	8,885,933

	8,350,052	10,780,145		0	0

			Total liabilities	11,646,051	13,123,806

			Stockholders’ equity
			Capital and reserves attributable to equity holders of TAM S.A
			Share capital	675,497	675,497
			Revaluation reserve	116,504	1,146,829
			Other reserves	131,583	92,092
			Retained earnings (accumulated deficit)	-428,577	-591,525

				495,007	1,322,893

			Minority interest	3,408	4,234

			Total Stockholders’ equity	498,415	1,327,127

Total Asset	12,144,466	14,450,933	Total liabilities and Stockholders’ equity	12,144,466	14,450,933

20/24

Cash Flow – BR GAAP (In thousand reais)

	Twelve months period ended

	December, 31 2009	December, 31 2008

Cash flows from operating activities
Net income	1,342,539	-1,509,655
Ajustes ao lucro líquido	-200,559	1,756,271
(Increase) decrease in assets na liabilities	-915,008	1,411,150

Net cash generated from (used in) operating activities	226,972	1,657,766

Cash flows from investing activities
Proceeds from sale property, plant and equipment		8,204
Investments in restricted cash	-79,370
Purchases of property, plant and equipment	-334,896	-698,495
Increase in intangible assets	-135,296	-132,760
Pre-delivery payments		-11,388
Deposits in guarantee	32,775	75,789

Net cash used in investing activities	-516,787	-758,650

Cash flows from financing activities
Purchase of treasury shares		-14,269
Dividends paid to the Company's stockholders		-72,017
Loans and financing	165,867	-203,754
Leases	-567,649	-399,036
Debentures	592,686	-4,793
Senior Notes	502,298

Net cash increase (used in) from financing activities	693,202	-693,869

Net increase (decrease) in cash and cash equivalents	403,387	205,247

Cash and cash equivalents at beginning of period	671,785	466,538

Cash and cash equivalents at end of period	1,075,172	671,785

21/24

Cash Flow – IFRS (In thousand reais)

	Twelve months period ended

	December, 31 2009	December, 31 2008

Cash flows from operating activities
Cash generated from (used in) operations (Note 14)	587,165	1,904,477
Tax paid	-83,429	-58,443
Interest paid	-312,633	-303,525

Net cash generated from (used in) operating activities	191,103	1,542,509

Cash flows from investing activities
Investment (redemption) of collateral	-79,370
Proceeds from sale property, plant and equipment	35,869	8,204
Purchases of property, plant and equipment	-334,896	-637,483
Purchases of intangible assets	-135,296	-133,469
Deposits in guarantee
Reimbursement	60,697	106,292
Deposits made	-27,922	-30,503
Pre-delivery payments
Reimbursement		261,302
Payments		-217,688

Net cash from (used in) investing activities	-480,918	-643,345

Cash flows from financing activities
Purchase of treasury shares		-14,269
Dividends paid to the Company's stockholders		-72,065
Short and long-term borrowings
Issuance	236,581	208,692
Repayment	-70,714	-471,390
Repayment of finance leases	-567,649	-340,092
Debentures	592,686	-4,793
Bonds	502,298

Net cash increase (used in) from financing activities	693,202	-693,917

Net increase (decrease) in cash and cash equivalents	403,387	205,247

Cash and cash equivalents at beginning of period	671,785	466,538

Cash and cash equivalents at end of period	1,075,172	671,785

Supplementary information on cash flows Non cash investing and financing activities – acquisition of aircrafts under finance lease	181,201	2,360,295

22/24

Glossary

Paid Passengers transported - Total number of passengers who actually paid and flew on all our flights

RPK - Revenue passenger kilometre, or transported passenger-kilometre, corresponding to the product of multiplying the number of paying passengers transported by the number of kilometres flown by such passengers

ASK - Represents our capacity, multiplying the aircraft seating by the number of kilometre flown by the seats

Average tariff - Represents the results of the total passenger revenue divided by total paid passengers transported

Yield - Average amount paid per passenger to fly one kilometer

RASK - Revenue per ASK, or quotient of dividing total operating revenue by the number of seats available per kilometre; the result is presented in centavos or reais per seat-kilometre

CASK - Operational Expense per ASK, or quotient of dividing total operational expense by the number of seats available per kilometre; the result is presented in centavos or reais per seat-kilometre

Load factor - Percentage of aircraft occupied on flights, calculated by the quotient between RPK and ASK

Break-even Load factor (BELF) - is the load factor that equalize passenger revenues and operating expenses

Market Share - Company’s share in the total market demand (measured in RPK)

Capacity Share - Company’s share in the total market offer (measured in ASK)

Flight Hour - Represents the flight time of aircraft calculated from the time of departure to engine shutdown

Number of flight legs - The number of operational cycles realized by our aircraft which comprises take-off, flight and landing.

Investor Relations Contacts

Líbano Miranda Barroso (CEO, CFO and Investor Relations Director)

23/24

Jorge Bonduki Helito (Investor Relations Manager)

Marcus Vinicius Rojo Rodrigues (Investor Relations)

Suzana Michelin Ramos (Investor Relations)

Tel.: +55 11 5582 9715

Fax: +55 11 5582 8149

invest@tam.com.br

www.tam.com.br/ir

About us: (www.tam.com.br)
We have been the leader in the Brazilian domestic market for more than four years, and held a 42.9% domestic market share and 81.5% international market share in January 2010. We operate regular flights to 42 destinations throughout Brazil and we serve 82 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 72 other destinations in the U.S., Europe and South America. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.6 million subscribers and has awarded more than 9.7 million tickets.

Forward-looking statement:
This notice may contain estimates for future events. These estimates merely reflect the expectations of the company's management and involve risks and uncertainties. The Company is not responsible for investment, operations or decisions taken based on information contained herein. These estimates are subject to changes without prior notice.

24/24

March 31, 2010

2009 Pro Forma Results Announcement

MPLU3

NOVO MERCADO

BM&FBOVESPA

CREATION OF MULTIPLUS S.A.

During the second half of 2009 TAM S.A. concluded the establishment of a new subsidiary, Multiplus S.A. and, in February 2010, it became a public traded company with shares listed on Novo Mercado (New Market) of the São Paulo Stock, Commodities and Futures Exchange - BM&FBOVESPA under the code MPLU3.

Multiplus is a result from a corporate restructuring of TAM Linhas Aéreas so that, as an independent company, Multiplus are able to provide loyalty program management, administration and operation services for customers of our commercial partners, in order for them to attract and retain customers and stimulate the demand for their products and services.

As a subsequent event to the 2009 year end, after the corporate restructuring and Share Public Offering, TAM S.A. currently holds 73.2% of the shares of Multiplus S.A. The Multiplus S.A. shares offering occurred at the beginning of February 2010 and, including the exercise of the green shoe, 43.3 million shares were offered for the price of R$ 16.00 per share. Multiplus earmarked approximately R$622 million of the net proceeds from the Offering to the advance payment for acquisition of Free Air Tickets of TAM Linhas Aéreas for future delivery, recorded as advances to suppliers. This amount will be sufficient to meet Multiplus needs for approximately 24 months.

OVERVIEW OF MULTIPLUS S.A.

Multiplus works with the concept of loyalty program networks, approximating the concept of a coalition program. We have adopted a flexible business model, which originates in combining the benefits of the two existing models: coalitions and individual programs. Instead of replacing the programs of partners, Multiplus connects them to form a broader network. In this manner, Multiplus does not compete but rather cooperates with the loyalty programs of its commercial partners, providing them alternatives for highly attractive redemptions, at the same time as it allows them to continue relating with their consumers.

Multiplus is different from the other loyalty initiatives in the market precisely because it consists of a network of fidelity programs of companies from different branches of the retail trade and services sectors. The benefits of this initiative include encouragement and freedom of consumers to accrual and redeem their points as they wish, making the loyalty programs broader in scope and expanding the possibilities for customer allegiance and generation of new business for the partner companies.

Thus, members of Multiplus have more options for accrual and redeem points. Clients can redeem their points for domestic and international flights via TAM Linhas Aéreas, tourism destinations through TAM Viagens in Brazil and abroad and a number of rewards offered by the other partners of the coalition – Ipiranga (KM de Vantagens), Walmart (Bomclube), Livraria Cultura (Mais Cultura), Accor Hospitality (AIClub) and also for products and services offered by Oi (telecom company).

2/8

Multiplus has a flexible business model that permits multiple opportunities for growth:

• Accrual Partners
Participants acquire products and services from partners to accumulate Multiplus points that will be exchanged for redemptions in coalition partners. Currently Multiplus has over 100 commercial partners involved in accrual points. These include major companies in various sectors of the economy, such as supermarkets, service stations, bookstores, credit card companies, banks, hotels, car rental agencies, newspapers, magazines, e-shopping companies, educational institutions, drugstore chains, health and beauty salons, among others.

• Coalition Partners
By accumulating points with one partner, customers can redeem them for rewards in one of the others. Through a Multiplus account, participants in the programs of our commercial partners are allowed to decide whether to transfer their points between the various loyalty programs that comprise Multiplus network or concentrate the points accumulated from various loyalty programs into a single Multiplus account. Currently the network has following partners in coalition: TAM (TAM Fidelidade), TAM Viagens, Accor (A|Club), Ipiranga-Texaco (Km de Vantagens), Livraria Cultura (+ Cultura), Walmart (Bom Clube) and Oi (fixed an mobile services, data transmission and paid TV).

• Outsourcing of Loyalty Program
In this case, Multiplus can be the single loyalty program for those commercial partners that elect this option and/or provide member relationship management and administration services through an independent loyalty program, stimulating the demand for their products and services.

• CRM
Multiplus is able to gather and analyze data from members so as to assist commercial partners in defining their business strategies.

3/8

SUMMARY OF FINANCIAL AND OPERATING INFORMATION

The following tables present a summary of the financial information for the years and periods indicated.

  In this Appendix it were used Pro Forma financial information of Multiplus S.A. for the years ended December 31, 2008 and 2009, using the same methodology in the Multiplus S.A. Primary Shares Offering Prospectus.

Pro Forma Financial Statements of Multiplus

The unaudited pro forma financial information of Multiplus, is presented to show the effects of the Operating Agreements on the income statement of Multiplus had they been in effect since January 1, 2008.

	Year ended December 31

	2008	2009	Variation

Pro forma income statement	(R$ million)

Net revenue	596.2	796.3	33.6%
Operating expenses	460.7	610.9	32.6%
Income before income tax and social contribution	135.5	185.4	36.8%
Income tax and social contribution	46.1	57.7	25.2%
Net income for the year	89.4	127.8	43.0%

	Years ended December 31

	2008	2009	Variation

Pro forma financial information	(R$ million)

Gross revenue (1)	736.4	906.4	23.1%
Adjusted EBITDA (2)	195.1	218.5	12.0%

(1) Corresponds to gross revenue from sale of points and other services before taxes.
(2) Adjusted EBITDA is a non-accounting measurement which corresponds to the net income for the year or period, as applicable, before income tax and social contribution, financial income (expenses) and expenses on depreciation and amortization. As used herein, the Adjusted EBITDA is not a measurement recognized in accordance with Accounting Practices Adopted in Brazil, IFRS or US GAAP, does not have a standard meaning and may not be comparable to the EBITDA prepared by other companies. EBITDA features certain limitations that may hinder its use as a means of measuring profitability, since it does not consider certain costs specific to business that might significantly affect the income, such as financial expenses, taxes, depreciation, capital expenditures and other related charges. In the business, Adjusted EBITDA is used as a measurement of operating performance.

The following table summarizes the main operating information of Multiplus:

	Years ended December 31,

	2008	2009	Variation

Operating Information

Total number of members (million).	5.5	6.6	20.0%
Number of points accumulated (billion)	31.8	36.3	14.2%
Number of points redeemed (billion)	21.4	25.9	21.0%
Burn/earn (%)	67.4	71.3	3.8 p.p.
Breakage (%)	27	27	0.0 p.p.

4/8

MD&A

Billing

The revenue from the sale of points to the commercial partners is deferred and booked as deferred revenue when the points are issued, also identified as Gross Billing.

The pro forma billing in 2009 amounted to R$ 906.4 million, or 23.1% more than for the 12 months of 2008. Such growth was due to the 14% increase in the volume of points issued and 7.5% in the average price per point issued from R$ 23.2 to R$ 24.9 for each 1,000 points, in 2008 and 2009 respectively. Such variation (average price) is due to the exchange rate effect (higher average dollar rate in 2009), given that most part of points sale to partners other than TAM is referenced in U.S. Dollars.

Revenue

As the Multiplus points are redeemed, the revenue is recognized in income statement as gross revenue. These amounts also include the revenue earned from the issuance of points not expected to be redeemed (breakage). The deferred revenue for these points not expected to be redeemed will be recognized as gross revenue in income statements over the period of two years between the issuance of the points and their expiration date following the redemption curve of the points redeemed.

	Years ended December 31

	2008	2009	Variation

Net Revenue

Revenue from points	642.2	859.9	33.9%
Other revenues	14.6	17.5	19.9%
Taxes on sales	(60.6)	(81.0)	33.7%
Net Revenue	596.2	796.3	33.6%

Net revenues rose by 33.6%, from R$ 596.2 million in 2008 to R$ 796.3 million in 2009.

The net revenues increase was mainly due to:

Revenue from points. Revenue from points increased by 33.9%, from R$ 642.2 million in 2008 to R$ 859.9 million in the same period of 2009. This increase was mainly due to:

  an increase of 21% in the volume of points redeemed by the Members of the TAM Fidelidade frequent-flyer program, which was mainly due to changes in the rules of the TAM Fidelidade frequent-flyer program aimed at facilitating the redemption of points, including promotional redemptions that require a smaller number of points;
  an increase of 8.9% in the average amount per point redeemed, basically due to the average exchange rate for the U.S. Dollar, which increased 8.5% in 2009 compared to the same period of 2008, affecting the prices of the points sold to financial institutions; and
  Increase in breakage points volume, related to a higher volume of point accrued in 2009. Breakage revenue was R$ 205.2 million in 2009 compared to R$ 145.7 million in the previous year.

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Costs and expenses

Operating costs refer to redemption for rewards by means of the programs of commercial partners or an electronic catalog.

	Years ended December 31

	2008	2009	Variation

Operating Expenses

Cost of ticket issued	421.3	531.9	26.3%
Shared services	8.0	8.0	0.0%
Alliances and partnerships	7.7	33.3	332.5%
Personnel expenses	3.3	4.9	48.5%
Marketing	7.3	17.0	132.9%
Other	13.0	15.7	20.8%
Total Operating Expenses	460.7	610.9	32.6%

The increase in our operating expenses was mainly due to the rise in the cost of air tickets issued, expenses on alliances and partnerships as well as marketing expenses.

Cost of tickets issued. The cost of tickets issued increased 26.3%, from R$ 421.3 million in 2008 to R$ 531.9 million in the same period of 2009, mainly due to the increase in Free Air Tickets redeemed. This increase was basically due to: 21% increase in the volume of points redeemed by the members of the TAM Fidelidade frequent-flyer program and the increase in the average unit cost of 4.3% due to a higher concentration in redemption in non-promotional tickets.

Alliances and partnerships expenses. Alliances and partnerships expenses increased 332.5%, from R$ 7.7 million in 2008 to R$ 33.3 million in 2009 mainly due to a nearly two-fold increase in the amount of redemptions by TAM Fidelidade members for reward tickets on Lufthansa and TAP following TAM’s entry into an alliance with these airlines in 2008, in addition to new partnerships with Air Canada, SWISS, Austrian Airlines and bmi in 2009.

Personnel expenses. Personnel expenses increased by 48.5%, from R$ 3.3 million in 2008 to R$ 4.9 in 2009 due to the increase in the number of employees and to hiring of the Company’s executives.

Marketing expenses. Marketing expenses increased by 132.9%, from R$ 7.3 million in 2008 to R$ 17.0 million in the same period of 2009, basically due to the marketing activities in TV media related to the launch of the Multiplus brand.

Under the rules of Pro Forma Financial Statements, such costs are not net of the credits with respect to PIS/COFINS (federal contributions) that Multiplus would be entitled to had it been an independent company in 2009. The amount of these credits is estimated at R$ 49 million for 2009.

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Breakage

Breakage is a ratio that reflects the number of Multiplus points that have expired but were not redeemed by the Participants (as a percentage of the points issued), not incurring relative costs.

The deferred revenue for these points not expected to be redeemed is recognized as gross revenue in the pro forma income statement over the two-year period between the issuance of the points and their expiration date following the redemption curve of the points redeemed.

The current estimate of breakage is based on historical trends. As expected the breakage remained stable at 27%, between 2008 and 2009.

Adjusted EBITDA

The Adjusted EBITDA increased 12% from R$ 195.1 million in 2008 to R$ 218.5 million in 2009 mainly due to the increase of the volume of sold points, partially compensated by higher average unit cost and by the increase of operating expenses, before mentioned. However, the Adjusted EBITDA margin in 2009 was 24.1% compared to 26.5% margin in 2008.

Multiplus works with the concept of loyalty program networks, approximating the concept of a coalition program. We have adopted a flexible business model, which originates in combining the benefits of the two existing models: coalitions and individual programs. Instead of replacing the programs of partners, Multiplus connects them to form a broader network. In this manner, Multiplus does not compete but rather cooperates with the loyalty programs of its commercial partners, providing them alternatives for highly attractive redemptions, at the same time as it allows them to continue relating with their consumers.

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Glossary:

Breakage – Expired and non-redeemed points as a percentage of issued points

Bur/earn – Total redeemed points divided by the total accrued points during the same period Gross Billings – The deferred revenue amount in a period correspondent to Multiplus points issued during the same period.

Participant – person registered as a participant of clients’ loyalty programs or coalition networks of clients’ loyalty program Free Air Tickets – air ticket issued by an airline as a result of the Participant of clients’ loyalty programs points’ redemption or coalition networks of clients’ loyalty program

Investor Relations Contacts

Libano Miranda Barroso (CEO and Investor Relations Director)

Egberto Vieira Lima (CFO) Daniel Marino Bicudo (Investor Relations)

André Junqueira Ferreira (Investor Relations)

Phone.: (5511) 5582-9890

Fax: (5511) 5582-9880

invest@multiplusfidelidade.com.br

www.multiplusfidelidade.com.br/ri

About Multiplus: (www.multiplusfidelidade.com.br)
Multiplus works with the concept of loyalty program networks. Created in June 2009 as a TAM business unit, it became an independent Company and in February 2010, it became a public held company with shares traded on BM&FBOVESPA - São Paulo Stock, Commodities and Futures Exchange (MPLU3). Using a network, members can accrual points in more than 7,000 partners merchants and redeem it in huge variety of rewards as TAM’s air tickets, travel package at TAM Viagens, services and products at Bom Clube (Walmart), exclusive advantages and services at Km de Vantagens (Ipiranga gas-station), books, CDs and DVDs at Mais Cultura (Cultura Bookstore), daily at A|Club (Accor) and more than 300 rewards options in the website. Up to the second semester, members will also be able to accrual and redeem their points in Oi products and services (telecom company). For more information visit www.multiplusfidelidade.com.br.

Forward-looking statement:
This notice may contain estimates for future events. These estimates merely reflect the expectations of the company's management and involve risks and uncertainties. The Company is not responsible for investment, operations or decisions taken based on information contained herein. These estimates are subject to changes without prior notice.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.